Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2006

Ms. Jessica M. Bibliowicz
President and Chief Executive Officer
National Financial Partners Corp.
787 Seventh Avenue
11th Floor
New York, NY 10019

  Re: National Financial Partners Corp.
     Form 10-K for Fiscal Year Ended December 31, 2004
     File No. 1-31781

Dear Ms. Bibliowicz:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Kevin Woody
       Branch Chief